UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2016

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on July 25, 2016

Luxottica Group’s net sales and adjusted3,5 net income up
in the first half along with record free cash flow generation

Organizational synergies and the quality of the new trade policies impact first half results

Adjusted3,5 figures

•         Group’s adjusted net sales +1.6% to approximately Euro 4,828 million at constant exchange rates2 and -0.7% to Euro 4,719 million at current exchange rates

•         Adjusted operating income +1.5% to approximately Euro 892 million at constant exchange rates2 and -2.5% to Euro 857 million at current exchange rates

•         Adjusted net income +5.6% to approximately Euro 554 million at constant exchange rates2 and +1.3% to Euro 532 million at current exchange rates

Reported figures

•       Group’s net sales +3.5% to approximately Euro 4,828 million at constant exchange rates2 and +1.1% to Euro 4,719 million at current exchange rates

•       Operating income -4.1% to approximately Euro 823 million at constant exchange rates2 and -8.2% to Euro 788 million at current exchange rates

•       Net income -1.4% to approximately Euro 498 million at constant exchange rates2 and -5.8% to Euro 476 million at current exchange rates

Record free cash flow3 generation to Euro 403 million

Reviewing expectations for FY 2016 due to the increasing market uncertainty

Milan (Italy), July 25, 2016 – The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear, met today to review the consolidated net sales for the second quarter and preliminary results for the six months ended June 30, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Preliminary adjusted3,5 results of the first half of 20161

(Millions of Euro)	1H 2015	1H 2016	Change at constant exchange rates[2]	Change at current exchange rates

Group adjusted net sales	4,752	4,719	+1.6%	-0.7%

Wholesale division	2,008	1,970	+1.1%	-1.9%

Retail division	2,745	2,749	+1.9%	+0.2%

Adjusted operating income	879	857		-2.5%

Adj. net income attributable to Luxottica Group stockholders	525	532		+1.3%

Adjusted earnings per share	1.10	1.11		+1.0%

Adj. earnings per share in US$	1.22	1.23		+1.0%

Preliminary reported results of the first half of 20161

(Millions of Euro)	1H 2015	1H 2016	Change at constant exchange rates[2]	Change at current exchange rates

Group net sales	4,667	4,719	+3.5%	+1.1%

Wholesale division	2,008	1,970	+1.1%	-1.9%

Retail division	2,659	2,749	+5.2%	+3.4%

Operating income	859	788		-8.2%

Net income attributable to Luxottica Group stockholders	505	476		-5.8%

Earnings per share	1.05	0.99		-6.1%

Earnings per share in US$	1.18	1.10		-6.1%

Adjusted3,5 net sales of the second quarter of 20161

(Millions of Euro)	2Q 2015	2Q 2016	Change at constant exchange rates[2]	Change at current exchange rates

Group adjusted net sales	2,501	2,454	+1.4%	-1.9%

Wholesale division	1,068	1,036	+0.2%	-3.0%

Retail division	1,433	1,418	+2.3%	-1.0%

Reported net sales of the second quarter of 20161

(Millions of Euro)	2Q 2015	2Q 2016	Change at constant exchange rates[2]	Change at current exchange rates

Group net sales	2,457	2,454	+3.2%	-0.1%

Wholesale division	1,068	1,036	+0.2%	-3.0%

Retail division	1,389	1,418	+5.5%	+2.1%

Luxottica closed the first half of 2016 with an increase in net sales at constant exchange rates2   and adjusted3,5 net income compared to the first half of 2015, as well as record free cash flow generation. Thanks to the vertically integrated business model, geographic diversification and a healthy balance between the optical and sun segments, the Group continues to grow even in the presence of stricter trade policies to protect the equity of the brand portfolio. In addition, Oakley’s integration synergies, a spending review and efficient financial management are pushing profitability.

Over the past year, Luxottica entered a phase of deep change and organizational simplification to enhance flexibility and speed of execution in an increasingly global market. The Company’s strategic priorities include strengthening its retail network, e-commerce platforms and the consumer omnichannel experience, as well as the Oakley brand, one of the Group’s future growth pillars. After the successful integration of Oakley’s wholesale optical channel, already effectively contributing to first half results, and a strategic review of the Sport channel, the Group has determined it will integrate the remaining Oakley retail and wholesale sport channel functions into existing Luxottica channels. This integration is expected to be completed by the end of the year.

The Group is investing heavily in its technological and logistical infrastructure which, in the medium term, will bring significant efficiencies and competitive advantages, as well as in new business opportunities in the world of lenses. The construction of three large laboratories in the Group’s main distribution centers in Italy, US and China is in advanced stages. The new facilities will integrate lenses and frames in the right phase of the production cycle, optimizing the level of service for the Group’s optical stores.

“In the first six months of the year, we have continued to grow despite the increasingly volatile and uncertain macroeconomic environment, the undergoing simplification of the Group’s organization, the implementation of stricter trade policies and major structural investments. These courageous decisions are not yet reflected in our short-term results. The quality of growth, which is visible in the exceptional cash generation and increasing earnings, remains the priority for all of us”, commented Leonardo Del Vecchio, Executive Chairman, and Massimo Vian, CEO and Product Operations.

“Our performance in the second quarter was affected by adverse weather conditions through late June and by paring down our distribution network, particularly in North America. However, we are very pleased with the growth in Europe and in emerging countries, as well as global sales at Sunglass Hut, which rose by 5%2 in the first half of the year. The resilience of the Group’s operating margin and continued growth of the profitability of the Wholesale division demonstrate the effectiveness of Oakley integration activities and initiatives to improve business efficiency and push us to make, with calm determination, the decisions that we believe are right for the business”.

Group performance for the first half and the second quarter 20161

In the first half of 2016, the Group delivered sales growth of 3.5% at constant exchange rates2 (+1.1% at current exchange rates). It also delivered growth of +1.6% on an adjusted3,5 basis at constant exchange rates2 (-0.7% at current exchange rates). Both segments contributed to the positive performance despite the impact of bad weather on sunglass sales in key western markets in the second quarter and the adoption of the Gregorian calendar by the retail business. The Group’s e-commerce contribution in the first half was strong with net sales up by 20% at constant exchange rates2.

During the second quarter of the year, the Group’s reported net sales rose by 3.2% and its adjusted3,5 net sales by 1.4% at constant exchange rates2 (-0.1% and -1.9% at current exchange rates, respectively), with the Wholesale division’s net sales substantially unchanged at constant exchange rates2 and the Retail division’s net sales up by 5.5% (+2.3% on an adjusted3,5 basis).

Group operating income decreased by 8.2% to Euro 788 million in the first half of the year (down by 2.5% to Euro 857 million on an adjusted3,5 basis), with an operating margin of 16.7% down by 170 basis points (18.2% on an adjusted3,5 basis, down by 30 basis points at current exchange rates while substantially unchanged at constant exchange rates2). Looking at the two divisions, the adjusted3,5 operating income expanded by 100 basis points to 28.7% in the Wholesale segment and decreased by 150 basis points to 14.0% in the Retail division.

Organizational streamlining and the write-down of inventory due to obsolescence resulted in first half pre-tax extraordinary costs of around 69 million Euro5.

Thanks to more efficient financial management, net income was Euro 476 million for the first half of 2016 with adjusted3,5 net income amounting to Euro 532 million, with EPS (earnings per share) of Euro 0.99 and adjusted3,5 EPS of Euro 1.11 (US$ 1.10 and 1.23 respectively at the exchange rate of €/US$ of 1.1159).

In the first six months, free cash flow3 generation set a new record at Euro 403 million. Net debt3 as of June 30, 2016 was Euro 1,126.6 million, down by over 20% compared to the same period of last year, with a net debt/adjusted3,5 EBITDA ratio of 0.6x.

Outlook review for FY 2016

The second quarter results, along with increasing uncertainty in many markets, lead management to assume a more cautious outlook for the second half of the year. The Group is therefore revising its expectations for the FY 2016:

•                 Sales growth: +2-3% at constant exchange rates2

•                 Adjusted3,5 operating income and adjusted3,5 net income aligned to net sales growth

•                 Net debt/adjusted3,5 EBITDA ratio range: 0.5x-0.4x

Geographic segments: net sales and trends

Net Sales (In millions of Euro)	1H 2015%		1H 2016%		Change at constant exchange rates[2]	Change at current exchange rates
North America adj.(3,5)	2,740	58%	2,739	58%	+0.5%	0.0%
Wholesale	568	12%	554	12%	-1.6%	-2.5%
Retail adj.(3,5)	2,172	46%	2,184	46%	+1.0%	+0.6%
Europe	956	20%	981	21%	+4.6%	+2.6%
Asia-Pacific	616	13%	590	13%	-0.8%	-4.2%
Latin America	262	5%	247	5%	+13.0%	-5.4%
Rest of the World	178	4%	162	3%	-6.2%	-9.0%
Group total adj.(3,5)	4,752	100%	4,719	100%	+1.6%	-0.7%
North America rep.	2,654		2,739		+3.7%	+3.2%
Retail rep.	2,086		2,184		+5.2%	+4.7%
Group total rep.	4,667		4,719		+3.5%	+1.1%

Net Sales (In millions of Euro)	2Q 2015%		2Q 2016%		Change at constant exchange rates[2]	Change at current exchange rates
North America adj.(3,5)	1,425	57%	1,387	57%	-0.3%	-2.7%
Wholesale	293	12%	268	11%	-5.8%	-8.4%
Retail adj.(3,5)	1,132	45%	1,118	46%	+1.1%	-1.2%
Europe	531	21%	546	22%	+5.0%	+2.7%
Asia-Pacific	318	13%	308	13%	+0.5%	-3.0%
Latin America	131	5%	127	5%	+12.9%	-3.3%
Rest of the World	95	4%	86	3%	-7.0%	-9.6%
Group total adj.(3,5)	2,501	100%	2,454	100%	+1.4%	-1.9%
North America rep.	1,381		1,387		+2.9%	+0.4%
Retail rep.	1,088		1,118		+5.2%	+2.8%
Group total rep.	2,457		2,454		+3.2%	-0.1%

North America

North America closed the first half of the year with a slight increase in net sales at constant exchange rates2. The second quarter was virtually unchanged compared to the same period of 2015.

The introduction of the “MAP (Minimum Advertised Price) policy”, a necessary action to protect the equity of Luxottica’s proprietary brands and the integrity of the distribution network, and the negative performance of the Oakley brand in the sports sector are the main contributors to the slight dip in sales (-1.6% at constant exchange rates2) in the Wholesale division.

The Retail Division’s sales for the second quarter (+1.1% on an adjusted3,5 basis at constant exchange rates2) confirmed the slight but steady growth in the first three months of the year, despite the negative effect of the adoption of the Gregorian calendar. LensCrafters continues to grow, with comparable store sales4 up by 1.3% in the first half. Sunglass Hut is showing signs of improvement with comparable store sales4 that rebounded in the second quarter and have been rising sharply since June.

Europe

Europe continues to be an area of solid growth for the Group with a total increase of 4.6% in net sales at constant exchange rates2 (+2.6% at current exchange rates) with particularly strong results in Italy, Spain, Turkey and Eastern Europe. On the other hand, results in France are slightly negative due to the decline of tourist traffic.

During the first half, the high level of service and wholesale distribution efficiency sustained demand for new collections by independent opticians and specialized optical chains. Customers are drawn to the Group’s new collections, especially in the sun segment, where Sunglass Hut reported a significant growth in comparable store sales4 in Continental Europe and opened its first 26 stores in Galeries Lafayette in France.

Asia-Pacific

The Asia-Pacific region closed the first half with net sales slightly down by 0.8% at constant exchange rates2 (-4.2% at current exchange rates) an improvement compared to the first three months of the year.

At constant exchange rates2 Mainland China, India and Japan confirmed their growth and Korea in the second quarter reported an expected rebound in sales, recovering from the negative impact of different shipment timing in the first three months of the year compared to 2015.

In a less favorable macroeconomic environment, particularly in terms of consumption, the Group’s results in Mainland China in the second quarter showed a slowdown, mainly due to changes in the go-to-market approach of the Wholesale division. The Group is gradually migrating from relationships with independent distributors to expanding direct distribution in order to better serve the market. Ray-Ban remains the eyewear brand of choice for consumers in the region. In the first half of the year, the Group opened nine Ray-Ban stores to further increase the brand’s visibility and strengthen its distribution, with very encouraging initial results.

On the other hand, Hong Kong is still struggling, confirming the double-digit decline of the first quarter. To counteract the drop in tourists, the Group is focusing on its optical business to better attract the local consumer.

Finally, in Australia, OPSM’s in-store assortment revision made a positive impact on comparable store sales4 in the first half of the year, a trend also experienced by Sunglass Hut.

Latin America

Latin America continues to generate excellent growth, where net sales rose by 13% at constant exchange rates2 in the first half of 2016. The figure is negative at current exchange rates (-5.4%) due to the steep depreciation of the Brazilian real, the Mexican peso and other local currencies against the Euro.

The STARS program expanded from approximately 20 doors in June 2015 to over 270 today, and the opening of the first Sunglass Hut stores through a franchise agreement have also improved the distribution presence in Brazil.

In Mexico, the Group achieved another quarter of gradual strong growth both in Wholesale and in Retail.

GMO registered particularly significant results with comparable store sales4 showing double-digit growth in Peru and Colombia, as well as Sunglass Hut in Mexico and the Andean region.

§

Net sales results for the first half of 2016 will be discussed via audio webcast today at 12:30PM EDT (4:30PM GMT, 6:30PM CEST) available at Luxottica Group’s corporate website at http://www.luxottica.com/en/investors/results-and-presentations/webcasts.

The officer responsible for preparing the Company’s financial reports, Stefano Grassi, declares, pursuant to Article 154-bis, Section 2 of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Contacts:

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

http://www.luxottica.com/en/investors/contacts

Marco Catalani

Group Corporate Media Relations Senior Manager

Tel.: +39 (02) 8633 4470

Email: corporate.communication@luxottica.com

Notes on the press release

1 Comparisons, including percentage changes, are between the three-month and six-month periods ended June 30, 2015 and June 30, 2016, respectively.

2 Figures at constant exchange rates have been calculated using the average exchange rates in effect for the corresponding period in the previous year. The effect of exchange rate fluctuations resulted in an impact of Euro 109 million on net sales, Euro 35 million on Group operating income and Euro 22 million on Group net income for the six-month period ended 30, June 2016. For further information, please refer to the attached tables.

3 EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted net sales, adjusted operating income/profit, adjusted operating margin, free cash flow, net debt, net debt/adjusted EBITDA ratio, adjusted net income and adjusted EPS are not measures in accordance with IFRS.

4 “Comps” or “Comparable store sales” reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

5 The adjusted data for the six-month periods ended June 30, 2016 take into account: (i) restructuring and reorganization costs of Euro 24.7 million (Euro 16.4 million net of taxes and Euro .03 impact on EPS) and (ii) non-recurring expenses of Euro 43.9 million (Euro 39.4 million net of taxes and Euro .08 impact on EPS) related to the departure of Adil Mehboob-Khan as CEO for markets, the Oakley integration and an accrual for a litigation matter.

The adjusted data for the six-month periods ended June 30, 2015 (i) includes sales of the EyeMed business of approximately Euro 85.6 million in the first half of 2015 that are excluded from reported net sales due to a change in the terms of an insurance underwriting agreement (the “EyeMed Adjustment”) and (ii) excludes costs relating to the Oakley integration project (including minor reorganization activities across the Group) which had a Euro 20.4 million impact on Group operating income, a Euro 19.6 million impact on Group net income and a Euro .04 impact on EPS.

Luxottica Group S.p.A.

Luxottica is a leader in the design, manufacture and distribution of fashion, luxury and sports eyewear. Its portfolio includes proprietary brands such as Ray-Ban, Oakley, Vogue Eyewear, Persol, Oliver Peoples and Alain Mikli, as well as licensed brands including Giorgio Armani, Burberry, Bulgari, Chanel, Coach, Dolce&Gabbana, Michael Kors, Prada, Ralph Lauren, Tiffany & Co. and Versace. The Group’s global wholesale distribution network covers more than 150 countries and is complemented by an extensive retail network of over 7,200 stores, with LensCrafters and Pearle Vision in North America, OPSM and LensCrafters in Asia-Pacific, GMO in Latin America and Sunglass Hut worldwide. In 2015, Luxottica posted net sales of approximately Euro 9 billion and approximately 79,000 employees. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to set and achieve our business objectives and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relationships with those hosting our stores, any failure of information technology , inventory and other asset-related risks, credit risk on our accounts, insurance risks, changes in tax laws as well as other political, economic, legal and technological factors and other risks and uncertainties described in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

– APPENDIX FOLLOWS –

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2016 AND JUNE 30, 2015

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO	2016	2015	% CHANGE

NET SALES	2,453,598	2,456,861	-0.1%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1)	2016	2015	% CHANGE

NET SALES	2,770,603	2,715,569	2.0%

Notes :	2016	2015

(1) Average exchange rate (in U.S. Dollars per Euro)
	1.1292	1.1053

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2016 AND JUNE 30, 2015

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2016	2015	% CHANGE

NET SALES	4,719,426	4,666,712	1.1%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	475,683	505,113	-5.8%

BASIC EARNINGS PER SHARE (ADS) (2)	0.99	1.05	-6.1%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)	2016	2015	% CHANGE

NET SALES	5,266,407	5,207,117	1.1%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	530,815	563,605	-5.8%

BASIC EARNINGS PER SHARE (ADS)(2)	1.10	1.18	-6.1%

Notes:	2016	2015

(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(2) Weighted average number of outstanding shares	480,424,539	478,819,264
(3) Average exchange rate (in U.S. Dollars per Euro)	1.1159	1.1158

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2016 AND JUNE 30, 2015

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2016	% OF SALES	2015	% OF SALES	% CHANGE

NET SALES	4,719,426	100.0%	4,666,712	100.0%	1.1%
COST OF SALES	(1,620,578)		(1,476,094)

GROSS PROFIT	3,098,848	65.7%	3,190,617	68.4%	-2.9%

OPERATING EXPENSES:
SELLING EXPENSES	(1,428,173)		(1,397,199)
ROYALTIES	(88,585)		(89,565)
ADVERTISING EXPENSES	(282,850)		(305,974)
GENERAL AND ADMINISTRATIVE EXPENSES	(511,165)		(539,350)
TOTAL	(2,310,773)		(2,332,088)

OPERATING INCOME	788,076	16.7%	858,529	18.4%	-8.2%

OTHER INCOME (EXPENSE):
INTEREST INCOME	6,207		5,384
INTEREST EXPENSES	(39,163)		(58,696)
OTHER - NET	2,526		710

OTHER INCOME (EXPENSES)-NET	(30,430)		(52,602)

INCOME BEFORE PROVISION FOR INCOME TAXES	757,646	16.1%	805,927	17.3%	-6.0%
PROVISION FOR INCOME TAXES	(280,621)		(299,156)

NET INCOME	477,024	10.1%	506,770	10.9%	-5.9%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	475,683	10.1%	505,113	10.8%	-5.8%
- NON-CONTROLLING INTERESTS	1,341	0.0%	1,658	0.0%

NET INCOME	477,024	10.1%	506,770	10.9%	-5.9%

BASIC EARNINGS PER SHARE (ADS):	0.99		1.05

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.99		1.05

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	480,424,539		478,819,264

FULLY DILUTED AVERAGE NUMBER OF SHARES	481,377,070		480,763,466

Notes:

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO	JUNE 30, 2016	DECEMBER 2015

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	754,209	864,852
ACCOUNTS RECEIVABLE - NET	1,101,094	858,053
INVENTORIES - NET	849,443	833,272
OTHER ASSETS	254,966	272,932

TOTAL CURRENT ASSETS	2,959,712	2,829,109

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,503,776	1,435,524
GOODWILL	3,554,717	3,596,983
INTANGIBLE ASSETS - NET	1,364,000	1,442,148
INVESTMENTS	66,235	65,378
OTHER ASSETS	101,544	105,574
DEFERRED TAX ASSETS	191,765	174,433

TOTAL NON-CURRENT ASSETS	6,782,038	6,820,040

TOTAL	9,741,750	9,649,148

CURRENT LIABILITIES:
BANK OVERDRAFTS	152,215	110,450
CURRENT PORTION OF LONG-TERM DEBT	72,723	44,882
ACCOUNTS PAYABLE	898,043	927,186
INCOME TAXES PAYABLE	237,867	34,179
SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	155,325	118,779
OTHER LIABILITIES	639,671	671,424

TOTAL CURRENT LIABILITIES	2,155,844	1,906,900

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	1,655,883	1,715,104
EMPLOYEE BENEFITS	210,478	136,200
DEFERRED TAX LIABILITIES	232,372	277,327
LONG-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	111,702	104,508
OTHER LIABILITIES	93,399	91,391

TOTAL NON-CURRENT LIABILITIES	2,303,835	2,324,529

COMMITMENTS AND CONTINGENCIES:

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	5,276,936	5,412,524
NON-CONTROLLING INTERESTS	5,136	5,169

TOTAL STOCKHOLDERS’ EQUITY	5,282,071	5,417,719

TOTAL	9,741,750	9,649,148

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2016 AND JUNE 30, 2015

- SEGMENTAL INFORMATION -

In accordance with IFRS

KEY FIGURES IN THOUSANDS OF EURO	MANUFACTURING AND WHOLESALE	RETAIL	INTER-SEGMENT TRANSACTIONS AND CORPORATE ADJ.	CONSOLIDATED

2016

NET SALES	1,970,406	2,749,020		4,719,426

OPERATING INCOME	524,856	365,018	(101,798)	788,076

% OF SALES	26.6%	13.3%		16.7%

CAPITAL EXPENDITURES	147,246	137,461		284,707

DEPRECIATION AND AMORTIZATION	80,239	125,900	42,840	248,979

2015

NET SALES	2,007,928	2,658,784		4,666,712

OPERATING INCOME	539,308	424,127	(104,906)	858,529

% OF SALES	26.9%	16.0%		18.4%

CAPITAL EXPENDITURES	83,920	132,965		216,886

DEPRECIATION AND AMORTIZATION	80,130	112,410	43,174	235,715

LUXOTTICA GROUP

Major currencies

	Three months ended	Six month ended	Twelve months ended	Three months ended	Six month ended
	June 30, 2016	June 30, 2016	December 31, 2015	June 30, 2015	June 30, 2015
Average exchange rates
per € 1

US$	1.12924	1.11594	1.10951	1.10527	1.11579

AUD	1.51504	1.52198	1.47766	1.42080	1.42608

GBP	0.78678	0.77877	0.72585	0.72111	0.73233

CNY	7.37878	7.29646	6.97333	6.85718	6.94081

JPY	121.94923	124.41362	134.31402	134.28919	134.20424

MXN	20.43529	20.17313	17.61573	16.95098	16.88873

BRL	3.96310	4.12955	3.70044	3.39806	3.31015

LUXOTTICA GROUP

NON-IFRS MEASURES: ADJUSTED MEASURES

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, net sales, cost of sales, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has adjusted each of the foregoing measures. The adjusted data for the six-month period ended June 30, 2016 take into account: (i) restructuring and reorganization costs of Euro 24.7 million (Euro 16.4 million net of taxes and Euro 0.03 impact on EPS), and (ii) non-recurring expenses of Euro 43.9 million (Euro 39.4 million net of taxes and Euro 0.08 impact on EPS) related to the departure of Adil Mehboob-Khan as CEO for markets, the Oakley integration and an accrual for a litigation matter.

The adjusted data for the six-month periods ended June 30, 2015 (i) includes sales of the Eyemed business of approximately Euro 85.6 million in the first half of 2015 that are excluded from reported net sales due to a change in the terms of an insurance underwriting agreement (the "Eyemed adjustment") and (ii) excludes costs relating to the Oakley integration project (including minor reorganization activities across the Group) which had a Euro 20.4 million impact on Group operating income, a Euro 19.6 million impact on Group net income and Euro 0.04 impact on EPS.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of certain items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).  We include these adjusted measures in this presentation in order to provide a supplemental view of operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS.  Rather, these non/IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these adjusted measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons. We compensate for the foregoing limitations by using these adjusted measures as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

LUXOTTICA GROUP

NON-IFRS MEASURES:

RECONCILIATION BETWEEN REPORTED AND ADJUSTED P&L ITEMS

Millions of Euro

GROUP	6M 2016						6M 2015

	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS

REPORTED	4,719.4	(1,620.6)	1,037.1	788.1	475.7	0.99	4,666.7	(1,476.1)	1,094.2	858.5	505.1	1.05
- EYEMED ADJUSTMENT	-	-	-	-	-	-	85.8	(85.8)	-	-	-	-
- RESTRUCTURING AND REORGANIZATION EXPENSES	-	8.7	24.7	24.7	16.4	0.03	-	-	-	-	-	-
- NON-RECURRING ITEMS	-	0.1	43.9	43.9	39.4	0.08	-	-	20.4	20.4	19.6	0.04
ADJUSTED	4,719.4	(1,611.8)	1,105.6	856.6	531.5	1.11	4,752.5	(1,561.9)	1,114.6	878.9	524.7	1.10

WHOLESALE DIVISION	6M 2016						6M 2015

	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS

REPORTED	1,970.4	(757.5)	605.1	524.9	n.a.	n.a.	2,007.9	(748.3)	619.4	539.3	n.a.	n.a.
- RESTRUCTURING AND REORGANIZATION EXPENSES	-	0.7	3.0	3.0	-	-	-	-	-	-	-	-
- NON-RECURRING ITEMS	-	0.1	36.8	36.8	-	-	-	-	16.7	16.7	-	-
ADJUSTED	1,970.4	(756.7)	644.9	564.7	n.a.	n.a.	2,007.9	(748.3)	636.1	556.0	n.a.	n.a.

RETAIL DIVISION	6M 2016						6M 2015

	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS	NET SALES	COST OF SALES	EBITDA	OPERATING INCOME	NET INCOME	EPS

REPORTED	2,749.0	(863.1)	490.9	365.0	n.a.	n.a.	2,658.8	(727.8)	536.5	424.1	n.a.	n.a.
- EYEMED ADJUSTMENT	-	-	-	-	-	-	85.8	(85.8)	-	-	-	-
- RESTRUCTURING AND REORGANIZATION EXPENSES	-	8.0	19.3	19.3	-	-	-	-	-	-	-	-
ADJUSTED	2,749.0	(855.2)	510.2	384.3	n.a.	n.a.	2,744.5	(813.5)	536.5	424.1	n.a.	n.a.

LUXOTTICA GROUP

NON-IFRS MEASURES:

RECONCILIATION BETWEEN REPORTED AND ADJUSTED P&L ITEMS

Millions of Euro

GROUP	2Q 2016	2Q 2015

	NET SALES	NET SALES

REPORTED	2,453.6	2,456.9

- EYEMED ADJUSTMENT	-	43.7

ADJUSTED	2,453.6	2,500.6

WHOLESALE DIVISION	2Q 2016	2Q 2015

	NET SALES	NET SALES

REPORTED	1,035.7	1,068.1

	-	-

ADJUSTED	1,035.7	1,068.1

RETAIL DIVISION	2Q 2016	2Q 2015

	NET SALES	NET SALES

REPORTED	1,417.9	1,388.8

- EYEMED ADJUSTMENT	-	43.7

ADJUSTED	1,417.9	1,432.5

LUXOTTICA GROUP

NON-IFRS MEASURES: EBITDA AND EBITDA MARGIN

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We include them in this presentation in order to:

•         improve transparency for investors;

•         assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•         assist investors in their assessment of the Company’s cost of debt;

•         ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•         properly define the metrics used and confirm their calculation; and

•         share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.

The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•         EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•         EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•         EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•         EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•         EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin.

LUXOTTICA GROUP

NON-IFRS MEASURES:

EBITDA and EBITDA margin

Millions of Euro

	JUNE 2015	JUNE 2016	FY 2015	LTM JUNE 30, 2016

NET INCOME/(LOSS)	505.1	475.7	804.1	774.7
(+)

NET INCOME ATTRIBUTABLE TO NON CONTROLLING INTEREST	1.7	1.3	2.8	2.4
(+)

PROVISION FOR INCOME TAXES	299.2	280.6	471.0	452.5
(+)

OTHER (INCOME)/EXPENSES	52.6	30.4	98.5	76.4
(+)

DEPRECIATION AND AMORTIZATION	235.7	249.0	476.9	490.2
(+)

EBITDA	1,094.2	1,037.1	1,853.3	1,796.1
(=)

NET SALES	4,666.7	4,719.4	8,836.6	8,889.3
(/)

EBITDA MARGIN	23.4%	22.0%	21.0%	20.2%
(=)

LUXOTTICA GROUP

NON-IFRS MEASURES:

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

Millions of Euro

	JUNE 2015 (1, 4)	JUNE 2016 (2, 3)	FY 2015 (1,4)	LTM JUNE 30, 2016 (1, 2,3,4 )

NET INCOME/(LOSS)	524.7	531.5	854.0	860.8
(+)

NET INCOME ATTRIBUTABLE TO NON CONTROLLING INTEREST	1.7	1.3	2.8	2.4
(+)

PROVISION FOR INCOME TAXES	300.0	293.3	487.6	480.9
(+)

OTHER (INCOME)/EXPENSES	52.6	30.4	98.5	76.4
(+)

DEPRECIATION AND AMORTIZATION	235.7	249.0	476.9	490.2
(+)

Adjusted EBITDA	1,114.6	1,105.6	1,919.7	1,910.6
(=)

NET SALES	4,752.5	4,719.4	9,010.8	8,977.8
(/)

EBITDA MARGIN	23.5%	23.4%	21.3%	21.3%
(=)

The adjusted figures :

(1) Include the EyeMed Adjustment. Starting from July 1, 2014 until December 31, 2015, following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumed less reinsurance revenues and less claims expense. The impact of the contract for the twelve month period ended December 31, 2015 was Euro 174.3 million, for the six month period ended June 30, 2015 was Euro 85.8 million. Starting from Janury 1, 2016 Eyemed modified the terms of the reinsurance agreement and is, therefore, recognizing more reinsurance revenues and more claims expense; (2) Exclude restructuring and reorganization expenses of Euro 24.7 million (Euro 16.4 million net of taxes) for the six month periods ended June 30, 2016;

(3) Exclude for 2016 the non-recurring expenses of Euro 43.9 million (Euro 39.4 million net of taxes) related to the departure of Adil Mehboob-Khan as CEO for Markets, expenses related to the Oakley integration and an accrual for a litigation matter;

(4) Exclude for 2015 non-recurring expenses related to the Oakley integration and other minor projects of Euro 66.4 million (Euro 49.8 million net of taxes) for the twelve month period ended December 31, 2015, and Euro 20.4 million (Euro 19.6 million net of taxes) for the six month period ended June 30, 2015;

LUXOTTICA GROUP

NON-IFRS MEASURES: NET DEBT TO EBITDA RATIO

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). We include them in this presentation in order to:

•         improve transparency for investors;

•         assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•         assist investors in their assessment of the Company’s cost of debt;

•         ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•         properly define the metrics used and confirm their calculation; and

•         share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•         EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•         EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•         EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•         EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•         EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•         EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•         The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, see the table on the preceding pages.

LUXOTTICA GROUP

NON-IFRS MEASURES:

NET DEBT AND NET DEBT/EBITDA

Millions of Euro

	DECEMBER 31, 2015	JUNE 30, 2016

LONG-TERM DEBT (+)	1,715.1	1,655.9

CURRENT PORTION OF LONG TERM DEBT (+)	44.9	72.7

BANK OVERDRAFTS (+)	110.5	152.2

CASH (-)	(864.9)	(754.2)

NET DEBT (=)	1,005.6	1,126.6

EBITDA (LTM)	1,853.3	1,796.1

NET DEBT/EBITDA	0.5x	0.6x

NET DEBT @ AVG. EXCHANGE RATES (1)	991.9	1,131.2

NET DEBT @ AVG. EXCHANGE RATES (1)/EBITDA	0.5x	0.6x

Notes:

(1)  Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

LUXOTTICA GROUP

NON-IFRS MEASURES:

NET DEBT AND NET DEBT/ADJUSTED EBITDA

Millions of Euro

	DECEMBER 31, 2015 (3)	JUNE 30, 2016 (2)

LONG-TERM DEBT (+)	1,715.1	1,655.9

CURRENT PORTION OF LONG TERM DEBT (+)	44.9	72.7

BANK OVERDRAFTS (+)	110.5	152.2

CASH (-)	(864.9)	(754.2)

NET DEBT (=)	1,005.6	1,126.6

ADJUSTED EBITDA (LTM and FY 2015)	1,919.7	1,910.6

NET DEBT/LTM ADJUSTED EBITDA	0.5x	0.6x

NET DEBT @ AVG. EXCHANGE RATES (1)	991.9	1,131.2

NET DEBT @ AVG. EXCHANGE RATES (1)/LTM ADJUSTED EBITDA	0.5x	0.6x

Notes:

(1) Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(2) Adjusted figures exclude:

(a) restructuring and reorganization expenses of Euro 24.7 million;

(b) Non-recurring expenses of Euro 43.9 million related to the departure of Adil Mehboob-Khan, expenses related to the Oakley integration and an accrual for a litigation matter.

(3) Adjusted figures exclude non-recurring expenses of Euro 66.4 million related to the Oakley’s integration and other minor projects.

LUXOTTICA GROUP

NON-IFRS MEASURES: FREE CASH FLOW

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry. In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, for funding discretionary investments, for paying dividends or pursuing other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We include it in this presentation in order to:

•         Improve transparency for investors;

•         Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•         Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•         Properly define the metrics used and confirm their calculation; and

•         Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•         The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•         Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•         Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, see the table on the preceding page.

LUXOTTICA GROUP

NON-IFRS MEASURES:

FREE CASH FLOW

Millions of Euro

JUNE 2016

ADJUSTED EBITDA (1)	1,105.6

Δ WORKING CAPITAL	(295.5)

CAPEX	(284.7)

OPERATING CASH FLOW	525.4

FINANCIAL CHARGES (2)	(33.0)

TAXES	(88.9)

EXTRAORDINARY CHARGES (3)	(0.8)

Free cash flow	402.7

Notes:

(1) Adjusted EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

(2) Equals interest income minus interest expense

(3) Equals extraordinary income minus extraordinary expense

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ Stefano Grassi
Date: July 26, 2016		STEFANO GRASSI
CHIEF FINANCIAL OFFICER